ProSiebenSat.1 Media AG

02015736

RECD S.E.C.
MAR 5 2002
080

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

ProSiebenSat.1 Media AG as legal successor to ProSieben Media AG
File No 82-4621

25.05.01

Dear Sirs,

Enclosed, please find a copy of the release „KirchMedia and ProSiebenSat.1 Media AG jointly announce revisions to the announced merger plans" that was published on 22 February, 2002. This information is being furnished pursuant to Rule 12g3-2 (b) of the Securities Exchange Act of 1934.

Very truly yours,

Catherine v. Knoop

Catherine v. Knoop
Investor Relations
ProSiebenSat.1 Media AG
Medienallee 7
D-85774 Unterfoehring
Germany
Tel.: +49-89-95 07-1511
Fax: +49-89-95 07-1503

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

ProSiebenSat.1 Media AG
Investor Relations

Postanschrift:
D-85773 Unterföhring
Hausanschrift:
Medienallee 7
D-85774 Unterföhring
Tel. +49 (89) 95 07-1510
Fax +49 (89) 95 07-15 03

www.ProSiebenSat1.de
info@ProSiebenSat1.de

Vorstand:
Urs Rohner (Vorsitzender
Dr. Ludwig Bauer
Jürgen Doetz
Lothar Lanz
Claus Larass

Aufsichtsratsvorsitzender
Dr. Dieter Hahn

BHF-BANK AG München
BLZ 702 202 00
Kto. 55007710

Deutsche Bank AG Münch
BLZ 70070010
Kto. 1948835

HRB 124169 AG München
USt-Id-Nr. DE 198611898

Enclosures:

Ad-hoc release: „KirchMedia and ProSiebenSat.1 media AG jointly announce revisions to the announced merger plans"

dlw 3/8

File No.: 82-4621

ProSiebenSat.1 Media AG

Pressemitteilung

RECD S.E.C.
MAR 5 2002
080

KirchMedia and ProSiebenSat.1 Media AG Jointly Announce Revisions to the Announced Merger Plans

Preference shares to be converted into ordinary shares

Munich, 22 February 2002. KirchMedia and ProSiebenSat.1 Media AG have agreed that the proposed time schedule for the planned merger of the two companies will be revised. It remains however their conviction that the merger is the most desirable strategy for both companies.

Following the agreement in principle, on September 7th of last year, by the boards of KirchMedia and ProSiebenSat.1 to merge, the initial timetable was to complete the merger by June 30th, 2002. It remains KirchMedia's intention to present a comprehensive merger plan at the earliest opportunity. Joint working groups from both companies continue to work on the preparation and the future implementation of the merger, including detailed analyses of the envisaged synergies.

The management and the supervisory board of ProSiebenSat.1 Media AG intend to propose to its shareholders to convert the preference shares into voting shares. This will be proposed at the Annual General Meeting to be held in May 2002. KirchMedia, which holds 88.5% of the ordinary shares and 16.5% of the preference stock in ProSiebenSat.1 Media AG, will support the conversion of the company's non-voting preference shares into ordinary shares with full voting rights.

KirchGruppe is currently implementing a series of actions to improve the overall financial profile of the group to be completed prior to a resolution on the merger including:

Contact:
Insa Doescher
Head of Investor Relations
ProSiebenSat.1 Media AG
Medienallee 7
D-85774 Unterföhring
Tel. +49 (89) 95 07-15 10
Fax +49 (89) 95 07-15 03

email:
Insa.Doescher
@ProSiebenSat1.com

Press release online:
www.ProSiebenSat1.com

- A long-term resolution for the ownership structure and financing of the pay-TV platform Premiere.

- Sale of KirchMedia's stake in Telecinco, the Spanish free-TV broadcaster. Negotiations are at an advanced stage and the closing of the transaction is expected shortly.

- Disposal of the approximately 40-percent share held by KirchBeteiligungs GmbH & Co. KG in Axel Springer Verlag AG (ASV). The KirchGruppe has received attractive offers from financial investors and is currently conducting talks.

Furthermore, the KirchMedia and ProSiebenSat.1 Media AG boards have mutually agreed that the majority shareholding in the Formula One motor-racing series owned by KirchBeteiligungs GmbH & Co. KG shall not be part of the merged company unless a satisfactory solution is previously reached with the racing teams and the automobile manufacturers involved. All parties remain fully committed to take all necessary actions to ensure that the merged entity will hold investment grade status.

Urs Rohner, Executive Board Chairman of ProSiebenSat.1 Media AG, commented, "We remain fully committed to strengthening our long-term relationship with KirchMedia and the KirchGroup, which we see as highly beneficial for our TV business given KirchMedia's leading content and unrivalled rights trading expertise."

Dr. Dieter Hahn, Deputy Chairman of the Executive Board of TaurusHolding GmbH & Co. KG and designated Executive Board Chairman of the merged media group said, "In view of the various issues around KirchGroup, we have collectively agreed that it is advisable to revise the current merger timetable in order to allow us to take decisive actions to secure a solid financial profile of the wider group. We remain fully committed to the creation of a premier integrated media group, with leading positions in each of the components of the audiovisual value chain."